UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2026
Commission File Number: 001-12610

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F ☐

Investor Relations PRESS RELEASE

Televisa informs about rating action from S&P Global Ratings

Mexico City, May 8, 2026 - Grupo Televisa, S.A.B. ("Televisa" or the "Company"; NYSE:TV; BMV:TLEVISA CPO) announced today that S&P Global Ratings downgraded its issuer credit and issue-level  ratings  on  the  Company  to  'BBB-'  from  'BBB'.  Additionally,  S&P  National Ratings downgraded  its  Mexican  national  scale  issuer  credit  and  issue-level  ratings  to  'mxAA+' from 'mxAAA' on Televisa. The outlook is negative.

About Televisa
Grupo Televisa S.A.B. ("Televisa") is a major telecommunications company that owns and operates one of the most significant cable network groups as well as a leading direct-to-home satellite pay television system in Mexico. Televisa's cable  networks  offer  integrated  services,  including  high-speed  data,  video,  mobile,  and  voice  to  residential  and commercial customers as well as telecommunications managed services to domestic and international enterprises. Televisa also offers pay television and broadband services through its direct-to-home satellite system. Televisa holds a number of  concessions by  the  Mexican  government  that  authorizes it  to  broadcast  programming over  television stations for  the  signals  of  TelevisaUnivision,  Inc.  ("TelevisaUnivision"),  and Televisa's  cable  networks  and satellite system. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the U.S. and, over 50 countries through television networks, cable operators, and over-the-top or OTT services.

Disclaimer

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Key Information – Forward-Looking Statements" in the Company's Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information
Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445
Rodrigo Villanueva, VP, Head of Investor Relations / rvillanuevab@televisa.com.mx
Andrés Audiffred, Investor Relations Director / aaudiffreda@televisa.com.mx
Nicolás Espinoza, Investor Relations Manager / nespinozam@televisa.com.mx
Media Relations
Tel: (52 55) 5224 6420
Rubén Acosta, Communications General Director / racostamo@televisaunivision.com
Florencia López de Rodas, Communications and Media Director / flopezd@televisa.com.mx

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
GRUPO TELEVISA, S.A.B.
(Registrant)

Date: May 11, 2026	By:	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel